Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2013	2012
Earnings
Loss before Income Taxes	$(33)	$(23)
Fixed Charges	212	239
Total Earnings	$179	$216

Fixed Charges
Interest Expense	$205	$227
Amortization of Debt Costs	5	10
Interest Element of Rentals	2	2
Total Fixed Charges	$212	$239

Ratio of Earnings to Fixed Charges (1)	—	—

(1)
Earnings for the three months ended March 31, 2013 and 2012 were insufficient to cover fixed charges by $33 million and $23 million, respectively. As a result of such deficiencies, the ratios are not presented above.